MICHAEL J. RADMER
Partner
(612) 340-2724
Fax: (612) 340-8738
radmer.michael@dorsey.com

August 10, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

Re:	Preliminary Proxy Statement for Special Meeting of Shareholders of Advantus Series Fund, Inc.

Ladies and Gentlemen:

          On behalf of Advantus Series Fund, Inc. (the “Registrant”), please find enclosed for filing via EDGAR a preliminary proxy statement to be used by the Registrant in soliciting voting instructions for a special meeting of shareholders of the series of the Registrant. Also enclosed is the voting instruction form.

          At the meeting, the shareholders can vote on two proposals: (a) to approve the election of directors of the Registrant; and (b) to approve a proposed Agreement and Plan of Reorganization, pursuant to which each series of the Registrant would be reorganized as a separate series of Securian Funds Trust, and pursuant to which the Registrant would liquidate and dissolve. The board of directors of the Registrant unanimously recommends a vote FOR both proposals.

          If you have any comments or questions concerning this filing, please contact my colleague, Alex Phung, at (612) 492-6172 or phung.alex@dorsey.com, or me at (612) 340-2724 or radmer.michael@dorsey.com.

Best regards,

Michael J. Radmer